UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No 2 )*


                        The Ashton Technology Group, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   045084-10-0
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

            Louis J. Bevilacqua, Esq., Cadwalader Wickersham & Taft
                      100 Maiden Lane, New York, NY 10038
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                September 6, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
- ----------------------                                         -----------------
CUSIP No.  045084-10-0                                         Page 2 of 5 Pages
- ----------------------                                         -----------------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Robert A. Eprile

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)  (b)

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

                      7       SOLE VOTING POWER
                              750,000
     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                750,000
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         750,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%

14       TYPE OF REPORTING PERSON*
         IN

         This Statement relates to shares of Common Stock, $.01 par value per share, (the "Common Stock"), of The Ashton Technology Group, Inc. (the "Issuer"). Robert A. Eprile ("Eprile") filed this Statement initially on May 2, 1996 to report ownership of shares of the Common Stock. Eprile amended this Statement on July 2, 1996. This Amendment No. 2 should supersede the information disclosed in Items 1, 2, 3, 4, 6 and 7, and should amend the information disclosed in Item 5, for any previous filings made by Eprile.

Item 1.  Security and Issuer

                  The Issuer's principal executive office is located at 10420 Little Patuxent Parkway, Suite 490, Columbia, Maryland 21044-3559.

Item 2.  Identity and Background

         1.       (a)      Robert A. Eprile.

                  (b) Robert A. Eprile, 124 West 60th Street, Ste. 18D, New York, New York 10023.

                  (c) Director of the Issuer, Director, President and Chief Operating Officer of Universal Trading Technologies Corporation, an 80% owned subsidiary of the Issuer.

                  (d)      No.

                  (e)      No.

                  (f)      U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

         Not Applicable.

Item 4.  Purpose of Transaction

          Eprile has no present intention to purchase or dispose of additional securities of the Issuer. At the time Eprile received his stock and until recently, he did not have any plan, proposal, or intention which relates to or would result in any action with respect to the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D.

          However, recently a number of concerns regarding the Issuer and certain members of the Issuer's management have been raised by Eprile. Such concerns were summarized in letters to the Issuer dated August 21, 1996, August 27, 1996 and August 31, 1996 (the "Letters").

          Eprile believes that the issues raised in the Letters have not been adequately addressed by the Issuer, and he is concerned that the Issuer's management is not taking appropriate measures to protect the interests of the Issuer's stockholders and to enhance the value of the stockholders' investments in the Issuer.

     Eprile intends to review alternatives with respect to his investment position in the Common Stock, including the advisability of and the available means of seeking increased representation on the Board of Directors and seeking proxies and written consents from other stockholders of the Issuer. No decision with regard to those alternatives has yet been made.

Item 5.  Interest in Securities of the Issuer

          (a) - (c) According to the 10-Q of the Issuer filed for the period ending June 30, 1996, the Issuer has 7,562,500 shares issued and outstanding, 750,000 shares of which representing 9.9% of the outstanding shares are owned directly by Eprile.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not Applicable.

Item 7.  Material to Be Filed as Exhibits

          Not Applicable.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 6, 1996                  Robert A. Eprile


                                           /s/ Robert A. Eprile